BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of the Application of:

Tennenbaum Opportunities Fund V, LLC
Tennenbaum Opportunities Partners V, LP
TCP Capital Corp.
Special Value Continuation Partners, LP
Tennenbaum Capital Partners, LLC

Amendment No. 3 to
Application for an Order pursuant to
Sections 6(c), 17(b) and 57(c) of the Investment Company Act of 1940
that would grant an exemption from
Sections 17(a) and 57(a) of the Investment Company Act
approving certain purchase and sale transactions between affiliates

File No. 812-14296

Please send all communications to:

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3406

With copies to:

Howard M. Levkowitz
c/o Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

Page 1 of 27 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on July 11, 2014

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

:

In the Matter of:

TENNENBAUM OPPORTUNITIES FUND V, LLC

TENNENBAUM OPPORTUNITIES PARTNERS V, LP

TCP CAPITAL CORP.

SPECIAL VALUE CONTINUATION PARTNERS, LP

TENNENBAUM CAPITAL PARTNERS, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

File No. 812-14296

: : : : : : : : : : : : : : : : : : :

Amendment No. 3 to Application for an Order pursuant to Sections 6(c), 17(b) and 57(c) of the Investment Company Act of 1940 that would grant an exemption from Sections 17(a) and 57(a) of the Investment Company Act approving certain purchase and sale transactions between affiliates

:

I.	Summary of Application

The following entities hereby request an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Sections 6(c), 17(b) and 57(c)1 of the Investment Company Act of 1940, as amended (the "1940 Act"), authorizing certain purchase

[1]	Because Section 17(b) and 57(c) could each be interpreted to exempt only a single transaction from Section 17(a) and 57(a), respectively, and because there may be a number of transactions by persons who may be deemed to be affiliated persons, the Applicants are also requesting an exemption under Section 6(c).
2

and sale transactions between an investment company regulated under the 1940 Act and an affiliated person that otherwise may be prohibited by Sections 17(a) and 57(a) of the 1940 Act:

•	Tennenbaum Opportunities Fund V, LLC ("TOF");
•	Tennenbaum Opportunities Partners V, LP ("TOP");
•	TCP Capital Corp. ("TCPC");
•	Special Value Continuation Partners, LP ("SVCP"); and
•	Tennenbaum Capital Partners LLC (the "Manager" and, collectively with TOF, TOP, TCPC and SVCP, the "Applicants").

TOF operates through its subsidiary, TOP. TOF and TOP sometimes are referred to collectively in this application (the "Application") as the "Registered Fund".

TCPC operates through its subsidiary, SVCP. TCPC and SVCP sometimes are referred to collectively in this Application as the "BDC".

The Registered Fund and the BDC sometimes are referred to collectively in this Application as the "Funds".

The Manager sponsored and serves as the investment adviser to both of the Funds, an affiliate of the Manager serves as the administrator for both of the Funds and the executive officers of the Funds overlap. Consequently, the Funds could be viewed as affiliated persons under the common control of the Manager for purposes of the 1940 Act. This Application requests an Order to permit the Registered Fund to sell certain of its assets to the BDC in what may otherwise be a prohibited transaction between affiliated persons under the 1940 Act.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. No other existing or future entity may subsequently rely on the Order. Applicants do not seek relief for transactions that would be permitted under other regulatory or

3

interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.

II.	Background
A.	The Funds

1.                  The Registered Fund

TOF is a limited liability company organized in Delaware and registered with the Commission under the 1940 Act as a non-diversified closed-end management investment company. TOF was privately offered in 2006 and as of December 31, 2013 had approximately $1.34 billion in total assets, approximately $804 million in net asset value and 194 common shareholders, all of whom are qualified clients for purposes of Rule 205-3 under the Investment Advisers Act of 1940 (the "Advisers Act"). TOF invests substantially all of its assets in, and operates through, TOP in compliance with Section 12(d)(1)(E) of the 1940 Act.

TOP is a limited partnership organized in Delaware and registered with the Commission under the 1940 Act as a non-diversified closed-end management investment company. All of TOP's common limited partner interests are owned by TOF. TOP also has preferred limited partner interests and debt outstanding.

Both TOF and TOP are scheduled to terminate existence in October 2016. Due to its planned termination date, TOP recently amended its debt facility and reduced the facility by 40% with a requirement that the remaining balance is subject to amortization requirements starting in 2015 and a termination in June 2016. TOF may extend its existence for up to two one-year extensions if requested by the Manager and approved by the holders of a majority of its common

4

shares and TOP may do so if requested by the Manager and approved by the holders of a majority of its common and preferred limited partner interests.

The Registered Fund seeks to achieve high total returns while minimizing losses and invests in high yielding debt, distressed debt, equity securities and mezzanine investments of all kinds ("Registered Fund Objectives and Strategies").

The Registered Fund currently pays the Manager a management fee equal to 1.5% of the sum of the committed common equity (reduced after the ramp-up by returns of contributed capital), the maximum amount available under the Registered Fund's credit facility, and the maximum amount of the preferred shares, subject to reduction by the amount of the credit facility commitment when the facility is no longer outstanding and the amount of the preferred shares when less than $1 million in liquidation preference of preferred shares remains outstanding (the "Management Fee Capital").

An affiliate of the Manager, SVOF/MM, LLC ("SVOF/MM"), which is the general partner of TOP and an investment adviser registered under the Advisers Act, is entitled pursuant to TOP's limited partnership agreement to incentive compensation2 equal to 20% of income and gain distributions to common shareholders if such distributions exceed a preferred return of 8% per year, although the Manager has voluntarily agreed to waive the incentive compensation until the common shareholders have received a cumulative return of at least 10%. SVOF/MM is not currently receiving any incentive compensation from TOP. Each investor in the common equity of TOF is a "qualified client" within the meaning of Rule 205-3 under the Advisers Act, and

[2]	Pursuant to TOP's limited partnership agreement, SVOF/MM is entitled to receive incentive compensation that would otherwise be payable to the Manager. Even though SVOF/MM is an investment adviser registered under the Advisers Act, it does not act in such a capacity for TOP.
5

therefore, the Manager is permitted to charge capital gain based performance compensation to TOF and TOP under Rule 205-3 of the Advisers Act.

2.	The BDC

TCPC is a Delaware corporation and a non-diversified closed-end management investment company that elected to be regulated as a business development company in April 2012. TCPC's common shares trade on the Nasdaq Global Select Market. As of December 31, 2013, TCPC had approximately $803 million in total assets and approximately $550 million in net asset value. TCPC invests substantially all of its assets in, and operates through, SVCP in compliance with Section 12(d)(1)(E) of the 1940 Act.

SVCP was formed as a limited partnership under the laws of the State of Delaware. SVCP elected to be regulated as a business development company at the same time as TCPC. All of SVCP's common limited partner interests are owned by TCPC. SVCP also has issued preferred limited partner interests under its leverage program to the same institutions that acquired its debt.

The BDC expects to continue to grow as attractive investment opportunities arise and as additional capital becomes available on attractive terms. The BDC's investment objective is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection. It seeks to achieve this investment objective primarily through investments in debt securities of middle-market companies and its primary investment focus is investing in and originating leveraged loans to performing middle-market companies ("BDC's Objectives and Strategies").

TCPC pays the Manager a management fee equal to 1.5% of its total assets, including utilized leverage, less cash and cash equivalents. SVOF/MM, the general partner of SVCP, is

6

entitled pursuant to SVCP's limited partnership agreement to 20% incentive compensation on returns (provided the cumulative total return after January 1, 2013 exceeds 8%), which is bifurcated as is typical for business development companies between returns in the form of income and those in the form of capital gains realized after January 1, 2013.3 SVOF/MM has received incentive compensation under this arrangement, and the Manager expects that it will do so in the future.

B.	The Manager

The Manager is a Delaware limited liability company that is registered with the Commission as an investment adviser under the Advisers Act. The Manager serves as an investment adviser to the Registered Fund and manages the Registered Fund in accordance with the Registered Fund's Objectives and Strategies. The Manager also serves as an investment adviser to the BDC and manages the BDC in accordance with the BDC's Objectives and Strategies. As the investment adviser to each Fund, the Manager is responsible for sourcing potential investments, conducting research, analyzing investment opportunities and structuring each Fund's investments and monitoring each Fund's portfolio companies on an ongoing basis. The Manager was founded in 1999 by Michael E. Tennenbaum, Mark K. Holdsworth and Howard M. Levkowitz, and its predecessor entity formed and commenced operations in 1996. The three founders along with David Adler, David A. Hollander, Lee R. Landrum, Michael E. Leitner, Philip M. Tseng and Rajneesh Vig constitute the Manager's active partners.

[3]	Pursuant to SVCP's limited partnership agreement, SVOF/MM is entitled to receive incentive compensation that would otherwise be payable to the Manager. Even though SVOF/MM is an investment adviser registered under the Advisers Act, it does not act in such a capacity for SVCP.
7

C.	The Procedural History

The Applicants and certain of their affiliates rely on an exemptive order from the Commission under Rule 17d-1 on April 11, 2006 (Release No. IC-27287; 812-13068) permitting them to enter into certain joint transactions among themselves and certain other funds managed by the Manager and its affiliates (the "Co-Investment Order"). However, that Order does not apply to sales and purchases of portfolio securities between the entities that received the relief granted in the Co-Investment Order.

D.	The Transaction Structure

The Registered Fund is considering how it can best conduct operations and plan for the unwinding of its leverage and its termination. This includes planning for the disposition of its portfolio. As of ______________________, the portfolio included approximately ____ positions with a gross fair value of $____________ as of that date that are also consistent with the investment objectives and policies of the BDC:

•	$____ million of floating rate fully performing commercial loans,
•	$____ million of fixed rate fully performing commercial debt with maturities ranging from 2017 – 2021,
•	$____ million in equity received in connection with the foregoing debt investments,[4] and
•	$____ million in aircraft mortgage and lease interests.

[4]	The Applicants believe that it is in the best interests of the Funds to include the $____ million of equity as Eligible Assets because (i) the equity was received in connection with the aforementioned debt investments, (ii) in all cases, TCPC owns a portion of the equity, and (iii) it would be advantageous to keep the equity and related debt investment together rather than splitting them between the Registered Fund and TCPC so that the interests of the equity and related debt investment remain with the same holder. Otherwise, the interests of the Funds may conflict upon the occurrence of certain events pursuant to the debt instruments that would no longer be held by the Registered Fund.
8

These four types of assets are hereinafter referred to as the "Eligible Assets."5 Eligible Assets include Eligible Assets owned by the Registered Fund as of the date of the Order and any follow-on investments in such Eligible Assets subsequent to the issuance of the Order. A follow-on investment is an investment in an entity in which the Registered Fund already has an investment. Such follow-on investments are included because they would benefit the Registered Fund by permitting the Registered Fund to make protective investments or acquire additional Eligible Assets it is already familiar with where the Manager believes such investments would benefit the Registered Fund's shareholders. As the term is used herein, protective investments are follow-on investments in an entity that would benefit the Registered Fund by, for example, protecting its position relative to other lenders or potential lenders (including those that are advancing additional funds), enhancing its legal rights in a bankruptcy or taking advantage of better than market terms offered to existing holders. In addition, including any such purchases as Eligible Assets would simplify compliance with proposed Conditions 3 and 4 because Eligible Assets acquired by the Registered Fund in a follow-on investment after the issuance of the Order would not need to be excluded from the market pricing test prescribed in those Conditions. If Eligible Assets purchased as follow-on investments were not permitted to be sold to the BDC under the requested Order, the Registered Fund would be required to expose a smaller position in an issuer's securities to the market test or, if the security purchased in a follow-on investment was a different class of security, would be permitted to sell only one class of an issuer's securities to the BDC and required to retain the class of securities acquired in the follow-on investment or seek to sell it to a third party, which may adversely affect the value of the securities sold to the BDC (for

[5]	All of the Eligible Assets are securities except for the aircraft lease interests. Rule 17a-7 grants an exemption from Section 17(a) only for certain purchases and sales of securities between registered investment companies and affiliated persons, which, as discussed further below, is another reason for the Applicant's request for the Order.
9

example, if the follow-on investment was made for protective reasons, the protection afforded by the follow-on securities would not be available to the BDC).

As of ________________, the Registered Fund's portfolio also included approximately $____ million in equity and debt instruments arising from its stressed and distressed company investing activities and other assets that would not be considered for sale to the BDC because they are not appropriate for the BDC under its investment objectives and policies.

Except as described below and subject to compliance with the Conditions, the Registered Fund would seek to sell to the BDC substantially all of the Eligible Assets held at time of sale. The only Eligible Assets held by the Registered Fund at the time of sale that would not be sold to the BDC are those that do not satisfy the conditions set forth below and those that the Manager believes are not appropriate for the BDC to acquire due to investment considerations, including for example where the acquisition may cause an over concentration in the BDC's portfolio of securities from a particular industry or where the credit quality of a particular issuer may have deteriorated such that it would no longer be an Eligible Asset or would not be in the best interest of the BDC to acquire (or, if it already owns some of a particular Eligible Asset, to acquire more of that Eligible Asset). The Manager's view of whether to exclude any particular Eligible Asset from the transaction would be approved by a Required Majority (as defined in Section 57(o) of the 1940 Act) of each Fund,6 and a Required Majority of each Fund would be required to approve inclusion of particular assets in a sale. The Applicants note that between the Registered Fund and the BDC there is no overlap among the directors that are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (the "Independent Directors"), so neither set

[6]	With respect to the Registered Fund, the defined term "Required Majority" applies as if the Registered Fund were a business development company subject to Section 57(o) of the 1940 Act.
10

of Independent Directors would have any conflict of interest in considering each Proposed Transaction and would take into account only the best interests of the shareholders of its respective Fund. The Eligible Assets that satisfy the requirements described in this paragraph and are approved for sale to the BDC by a Required Majority of each of the Registered Fund and the BDC are referred to herein as the "Qualifying Assets" and the sale of the Qualifying Assets as the "Proposed Transactions."

The Applicants believe that the sale of the Qualifying Assets by the Registered Fund to the BDC would be in the best interests of both Funds. The Registered Fund earns interest and other income on the Qualifying Assets and its other assets at a rate in excess of the expense associated with its outstanding debt and preferred stock and in excess of the rate at which it could prudently reinvest proceeds in light of its impending termination. The Registered Fund distributes its earnings to investors on a quarterly basis. As a result, it is beneficial to the Registered Fund and its shareholders to own its assets, including the Qualifying Assets, for as long as practicable before needing to sell them in order to repay its debt when it matures in 2014 or to wind down its operations in 2016. Having a known potential buyer in the BDC for substantially all of each Qualifying Asset permits the Registered Fund to hold its assets and earn a favorable return for a longer period of time than if relief is not granted, because the Manager knows that there is a bidder for substantially all of such assets. In the absence of such relief, the Manager would need to sell earlier, which would reduce the Registered Fund's income. In addition, a sale to the BDC would permit the Registered Fund to sell its assets without incurring a sales commission or spread,7 except with respect to the portion of each of the Qualifying

[7]	Most of the Eligible Assets trade in a principal dealer market in which counterparties purchase and sell these types of securities subject to a mark-up or mark-down from their fair value. Sales and purchases are also made between seller and buyer in direct transactions without intermediary compensation.
11

Assets that would be sold to investors not affiliated with the Funds or the Manager pursuant to proposed Condition 3 below.

The Manager also believes that the BDC's acquisition of the Qualifying Assets from the Registered Fund would be in the best interests of the BDC and its shareholders. The Qualifying Assets, and indeed all of the Eligible Assets currently held by the Registered Fund, are as of the date of this Application types of securities that satisfy the BDC's Objectives and Strategies. In fact, the BDC and the Registered Fund have co-invested in numerous of the Eligible Assets and, at _______________, jointly owned investments in ____ issuers of Eligible Assets, including approximately ___% by value of the $____ million of the Eligible Assets. Because the BDC is growing, is familiar with the securities held in the Registered Fund's portfolio and would have an interest in acquiring all or a portion of the Registered Fund's Eligible Assets, the Manager believes that the Proposed Transactions would benefit the BDC and its shareholders because it could acquire these known and desirable assets without paying any commission or spread to a counterparty.

As described above, the Registered Fund pays the Manager a management fee equal to 1.5% of the capital it received plus potential leverage thereon, and the BDC pays the Manager a management fee equal to 1.5% of its total assets, including actual leverage, less cash and cash equivalents. Although the Registered Fund's management fee rate on its total assets is higher than the BDC's because the Registered Fund's contributed capital plus potential leverage exceeds the value of its total assets, thereby increasing overall management fee to more than 1.5% of total assets, the Eligible Assets overall are valued relatively close to cost and consequently on such assets the management fee rates are effectively the same. Since the management fee paid to the Manager by either the Registered Fund or the BDC on the Qualifying Assets would be

12

substantially similar, the Proposed Transactions would not benefit the Manager from the perspective of management fees earned by the Manager.8 As described above, the Manager and its affiliates are not currently earning incentive compensation from the Registered Fund due to historical losses and depreciation in its portfolio but have been earning incentive compensation from the BDC and, if the BDC's portfolio does not experience significant losses or depreciation, expect to continue to do so in the current investment environment. As a result, it is possible that the Manager and its affiliates will earn incentive compensation on income from the Qualifying Assets when held by the BDC that they would not otherwise earn from such assets when held by the Registered Fund. However, they would also earn such compensation if the BDC acquired similar assets from other issuers or in secondary market transactions, and the amount of incremental incentive compensation potentially payable because there will be no dealer markups or other intermediary compensation in the transactions is minimal. Such compensation, consequently, would not appropriately be attributable to the Proposed Transactions. Further, the Applicants believe that any corollary benefit to the Manager does not lessen the benefit to the Funds. In approving any Proposed Transactions, the Required Majority of each Fund must specifically consider the effect that each such transaction, and such transactions taken together, would have on the investment advisory fees paid by the relevant Fund.

[8]	TCPC will finance any particular transaction in the manner it believes to be in the best interests of its shareholders in light of its available capital and market conditions at the time of the transaction, including using its credit facilities or accessing public or private capital markets to raise common or preferred equity or debt. The Applicants note that if TCPC chooses to use proceeds solely from the sale of common stock as consideration for the Proposed Transactions, it would provide TCPC with the ability to increase leverage by an incremental amount, thereby increasing total assets and the Manager's management fee beyond the amount raised to complete the Proposed Transactions.
13

III.	Order Requested

The Applicants request the Order of the Commission under Sections 6(c), 17(b) and 57(i) under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the "Conditions"), the Registered Fund to sell to the BDC substantially all of the Qualifying Assets in what may otherwise be a prohibited principal transaction between affiliated persons.

The Applicants seek an Order to complete the Proposed Transactions because such Proposed Transactions might otherwise be prohibited by Sections 17(a) and 57(a) of the 1940 Act and would not qualify under Rule 17a-7 under the 1940 Act. Although Rule 17a-7 grants an exemption from Section 17(a) for certain purchases and sales between funds that are affiliated persons by virtue of having a common investment adviser, the Applicants expect that the Qualifying Assets will not be sufficiently liquid to satisfy the conditions of Rule 17a-7. Further, certain of the Qualifying Assets, specifically the aircraft lease interests, are not securities and therefore would not satisfy the conditions of Rule 17a-7. Accordingly, this Application seeks relief in order to enable the Funds to enter into the Proposed Transactions without reliance on Rule 17a-7.

A.	Sections 17(a)(2) and 57(a)(1)

Section 17(a)(2) of the 1940 Act states, in relevant part, that "it shall be unlawful for any affiliated person…of…a registered investment company…or any affiliated person of such a person… acting as principal… knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property…." Section 2(a)(3)(C) of the 1940 Act defines an "affiliated person" of an investment company to include "any person directly or indirectly controlling, controlled by, or under common control with, such other person…."

14

The Funds could be viewed as affiliated persons of each other by virtue of being under the common control of the Manager or common executive officers for purposes of the 1940 Act. This would subject the Proposed Transactions between the Funds to the prohibition of Section 17(a)(2). If the BDC purchased from the Registered Fund the Qualifying Assets, in the absence of an exemption, it would be in violation of Section 17(a)(2).

Section 57(a)(1) of the 1940 Act states, in relevant part, that "it shall be unlawful for any person who is related to a business development company in a manner described in subsection (b) of [Section 57], acting as principal-- knowingly to sell any security or other property to such business development company…." Section 57(b)(2) states, in relevant part, "the provisions of [Section 57(a)] shall apply to the following persons… any person directly or indirectly either controlling, controlled by, or under common control with… a business development company…." As discussed above, the Funds may be deemed to be under common control for purposes of the 1940 Act because they share common executive officers and a common investment adviser. If the Manager and/or the common executive officers control both the Registered Fund and the BDC, Section 57(a)(1) would prohibit the purchase of Qualifying Assets by the BDC from the Registered Fund in the absence of an exemption.

The Commission has previously determined, however, that certain transactions which involve the purchase or sale of securities between a registered investment company and an affiliated investment company do not necessarily give rise to the concerns underlying Sections 17(a) and 57(a) of the 1940 Act. The Commission has therefore adopted regulations that permit certain principal transactions between affiliated investment companies and other affiliated persons without specific exemptive relief, provided certain safeguards are in place to prevent the abuses designed to be prevented by Sections 17(a) and 57(a). Thus, for example, Rule 17a-7

15

permits the purchase or sale of securities between an investment company and another affiliated investment company.

B.	Rule 17a-7

Rule 17a-7 under the 1940 Act states that a "purchase or sale transaction between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common directors, and/or common officers, is exempt from Section 17(a) of the Act" provided that certain enumerated conditions are met. One condition of Rule 17a-7 is that the "transaction [be] effected at the independent current market price of the security." In the case of the Qualifying Assets, paragraph (b)(4) of Rule 17a-7 defines the independent current market price as "the average of the highest current independent bid and lowest current independent offer determined on the basis of reasonable inquiry." Another condition of Rule 17a-7 is that the transactions involve securities for which market quotations are readily available. The Applicants seek specific exemptive relief because the Applicants are unlikely to be able to establish a current market price as described in Rule 17a-7.

C.	Standard for Relief

Sections 17(b) and 57(c) authorize the Commission upon application to permit transactions otherwise prohibited by Sections 17(a) or 57(a)(1), respectively, if the application establishes that (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person

16

concerned; (2) the proposed transaction is consistent with the policy of each registered investment company or business development company involved; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.9

D.	Protection Provided by the Proposed Conditions

For the reasons discussed below, the Applicants believe the Conditions will ensure that the standards for relief will be satisfied due to the additional safeguards the Applicants would put in place to ensure (i) that the terms of the Proposed Transactions benefit both of the Funds and are in the best interests of their respective shareholders, (ii) that the terms of the Proposed Transaction do not primarily benefit the Manager or permit the Manager to overreach the Funds and (iii) best execution.

The most significant of the safeguards to ensure that the terms of the Proposed Transactions mutually benefit the Registered Fund and the BDC are that the Proposed Transactions would involve substantially all of the Eligible Assets and would exclude only those Eligible Assets that do not satisfy the conditions below or would not be in the best interest of the BDC to acquire due to its portfolio and economic considerations (e.g., to avoid overconcentration in an industry or because an Eligible Asset has deteriorated in credit quality prior to the time the transaction occurs). These decisions will be presented to and approved by a Required Majority of each Fund. The Independent Directors for each Fund that can make up a Required Majority are comprised of different persons with no overlap, so the Required Majority

[9]	Because Section 17(b) and 57(c) could each be interpreted to exempt only a single transaction from Section 17(a) and 57(a)(1), respectively, and because there may be a number of transactions by persons who may be deemed to be affiliated persons, the Applicants are also requesting an exemption under Section 6(c). Section 6(c) authorizes the Commission upon application to conditionally exempt any class of transactions from any provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
17

for each Fund will have only the best interests of the shareholders of its respective Fund to consider without any conflict of interest.

In addition, each of the Funds currently employs and has employed the same valuation process, and accordingly has used the same marks from the same services for several years. As noted above, as of ________________, approximately ____% by value of the Eligible Assets are jointly owned by the Funds and are carried on the Funds' books at the same price established through an identical valuation process. Each Fund's Independent Directors review the marks quarterly, and, as previously mentioned, since there is no overlap of Independent Directors between the Funds, the Required Majority for each Fund will have no conflict of interest in reviewing and approving the values for these securities. For the foregoing reasons and the reasons described in Section II.D. above, the Applicants believe the terms of the Proposed Transactions would benefit both of the Funds and are in the best interests of their respective shareholders.

Although the Manager and its affiliates may earn higher incentive compensation in relation to the Qualifying Assets after their purchase by the BDC than they would earn if such assets continued to be held by the Registered Fund, the Applicants do not believe that this result is a benefit attributable to the Proposed Transactions or constitutes an inappropriate benefit or any element of overreaching or unfairness on the part of the Manager and its affiliates because the Manager and its affiliates would also earn such compensation if the BDC acquired similar assets from issuers or in secondary market transactions, and the incremental amount of incentive compensation potentially payable because there will be no dealer markups or other intermediary compensation in the Proposed Transactions is so minimal and incidental as to be irrelevant for this purpose. In addition, the transactions will likely lead to a marginally lower management fee

18

for the Manager on any assets sold by the Registered Fund to the BDC because, as described in Section II.D above, the way TOF's management fee is calculated results in a management fee in excess of 1.5% of the total assets, whereas the management fee paid by the BDC is limited to 1.5% of total assets. Moreover, the oversight provided by the Independent Directors of the Registered Fund, whose approval is needed for the Proposed Transactions, is sufficient to protect against any incentive by the Manager to complete the transactions prematurely. Similarly, the BDC could not purchase any of the Qualifying Assets to exclusively benefit the Manager or its affiliates because the Required Majority has a duty to approve any Proposed Transactions as the best investment decisions for the BDC and its shareholders.

Finally, because each of the Funds is a closed-end fund whose net asset valuations are communicated to shareholders only quarterly and because the Registered Fund will be seeking to dispose of all of its investments prior to its scheduled termination date in July 2016 (or if it seeks and receives an extension upon approval of its shareholders, 2018), there is no danger that the Registered Fund will be selling only its most liquid securities at relatively advantageous prices in order to maintain or bolster net asset value to retard redemption or induce subscriptions.

The Applicants understand that, as securities become less liquid, best execution concerns can become more pronounced. Although the Applicants believe that there has been close historical correlation between the marks used by the Funds and the prices they have received on sale and the Applicants believe this correlation to be fairly strong evidence of best execution, the Applicants have added additional safeguards.

The most important safeguard is that the Registered Fund would seek to establish a bona fide independent price for the Qualifying Asset that would be sold to the BDC by selling an institutional-sized portion of each Qualifying Asset to an independent third party buyer. The

19

only consideration or other benefit to be received by the Registered Fund or the other Applicants in connection with the sale to an independent third party buyer would be the cash consideration paid to the Registered Fund by the buyer. The transaction will not involve any quid pro quo, compensation, remuneration or any other direct or indirect financial or other benefit to the Applicants or their affiliates. Further, the Registered Fund will not knowingly sell any Qualifying Assets to the issuer of such security and the transaction will not involve any side arrangement involving the buyer or intermediary in order to assist or accommodate the Applicants in completing the Proposed Transactions under the requested Order. Such transactions are referred to in this Application as "bona fide transactions."

The BDC would contemporaneously pay the same price (less any intermediary compensation paid by the Registered Fund on the open market sale) for the balance of the security. The process of selling an institutional-sized portion of each Qualifying Asset to an independent third party buyer will be designed to optimize price and execution so that there is likely to be minimal hidden intermediary compensation as intermediaries may compete in an auction style process along with direct buyers. Therefore, it is unlikely that any benefit that TCPC would receive from paying the same price as third-party buyers, such as avoiding the payment of intermediary compensation, would be significant.

In addition, for any transaction between the Funds pursuant to the requested Order, the sale price in the market would have to be within 2.5% of the most recently calculated fair value by the Registered Fund pursuant to its valuation procedures, which historically is the range for bid-ask spreads for such assets. The Applicants believe that a range of plus/minus 2.5% of the most recently calculated fair value helps to ensure that the sale is fair and approximates the appropriate price of the Qualifying Asset, while at the same time recognizing that it is unlikely

20

that the sale price of a Qualifying Asset will be exactly the same as the last valuation received by the Registered Fund for the Qualifying Asset pursuant to its valuation policies. Finally, the Manager would be required to represent to the Independent Directors that it has no reason to believe that the sale price of the Qualifying Assets in the market transaction does not reasonably approximate (on a pro rata basis) the sale price of such Qualifying Asset had the Registered Fund's entire interest been sold.

To accomplish this objective, Condition 3 would require the Registered Fund to seek to sell to a purchaser that is not an affiliated person of the Applicants in a bona fide transaction at least the greater of (i) 10% of each Qualifying Asset and (ii) $5,000,000 of each Qualifying Asset, except that for each Qualifying Asset valued at $10 million or less the Registered Fund would seek to sell at least 30% of such Qualifying Asset. The Applicants note that the Qualifying Assets are traded in the institutional debt market and believe that a typical minimum bid size in the institutional debt market for these types of securities is in the range of $1 million to $3 million of the principal amount. The asset sale amounts set forth in Condition 3 seek to balance the interests of the Funds in transacting with each other for as much of the Qualifying Assets as possible, against the interest of ensuring that the trade is done at the bona fide current market price. The bona fide market sales achieve this by selling a portion of the Qualifying Assets in an amount approximating what the Manager believes is a bid size for these types of securities in the institutional debt markets that will attract sufficient attention from the market. This would corroborate best execution while minimizing transaction costs, which is another objective of the general exemption from Sections 17(a) and 57(a)(1) provided in Rule 17a-7.

The Applicants believe that the Funds' valuation procedures, the substantial cross ownership of the Eligible Assets, the fact that the Funds currently carry such securities at the

21

same price and the additional safeguards proposed provide a basis for the Commission to conclude that the Proposed Transactions will satisfy the requirements of Sections 6(c), 17(b) and 57(c).

E.	Co-Investment Order Conditions

The Registered Fund and the BDC jointly own some of the Qualifying Assets under the Co-Investment Order, which specified certain requirements to co-ownership in certain circumstances. The Registered Fund can sell assets acquired under the Co-Investment Order to the BDC only if the Registered Fund and the BDC comply with all of the applicable terms and conditions of the Co-Investment Order and the terms and conditions of any Order granted pursuant to this Application. Condition 5 below requires the Applicants to ensure that they comply with the terms and conditions of the Co-Investment Order.

F.	The Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	The Registered Fund will sell all of the Eligible Assets owned by the Registered Fund at the time of the transaction that satisfy these Conditions, that are recommended for sale to the BDC by the Manager, that are approved for sale by the board of directors of the Registered Fund (including the separate approval by a Required Majority of the Registered Fund) and that are also are approved for purchase by the board of directors of the BDC (including the separate approval by a Required Majority of the BDC) (such Eligible Assets, the "Qualifying Assets"). In approving any transaction under the requested Order, the Required Majority of each of the Registered Fund and the BDC must specifically consider the effect that each transaction, and such transactions taken together, would have on the investment advisory fees paid by the relevant Fund.
22

2.	Each of the Eligible Assets shall have been subject to periodic valuation in accordance with procedures adopted and reviewed at least annually by the independent directors, as defined by Section 2(a)(19) of the 1940 Act of each Fund in accordance with Rule 38a-1 under the 1940 Act, including reports by an independent pricing or valuation service that values each security separately based on data unique to that security, such as trades in the security, executable bids or offers for the security, trades in other securities determined to be comparable to the security, opinions of market participants or financial metrics of the issuer and the security.
3.	The Registered Fund shall have sold in bona fide transactions subject to broad market exposure or competitive bidding to persons (none of whom are the issuer of the respective security to the knowledge of the Applicants or are affiliated persons of the Applicants under the 1940 Act) (i) for each Qualifying Asset valued at greater than $10 million, at least the greater of (A) 10% of the holdings by the Registered Fund of each Qualifying Asset or (B) $5,000,000 in proceeds of such Qualifying Asset or (ii) for each Qualifying Asset valued at $10 million or less, at least 30% of the holdings by the Registered Fund of each Qualifying Asset.
4.	In any transaction between the Funds under the requested Order, (i) the trade date for sale to the BDC shall be the same as the trade date for the independent sale of a portion of the Qualifying Asset under Condition 3, (ii) the transaction price shall be such independent sale price less any intermediary compensation paid by the Registered Fund in the open market sales, (iii) the transaction price shall be within 2.5% of the most recent valuation by the Registered Fund pursuant to its valuation procedures, (iv) the Manager shall represent to the Independent Directors of the Registered Fund and the BDC that it has no
23

reason to believe that the sale price received by the Registered Fund pursuant to Condition 3 does not reasonably approximate (on a pro rata basis) the sale price that would have been received by the Registered Fund had the Registered Fund's entire interest been sold in such transaction, and (v) the price shall be payable in cash at settlement.

5.	Any transaction under the requested Order involving Eligible Assets jointly owned under the Co-Investment Order (including a decision not to include an Eligible Asset as a Qualifying Asset) shall comply with the terms and conditions of the Co-Investment Order, as applicable. Transactions under the requested Order involving Eligible Assets that are not jointly owned under the Co-Investment Order shall be approved by the Required Majority of each Fund as if such transaction had been subject to their approval under the Co-Investment Order.
6.	No transaction under the requested Order shall involve any quid pro quo, compensation, remuneration or a similar direct or indirect financial benefit to the Applicants or their affiliates other than payment of the purchase price to the Registered Fund in cash and payment of any transaction expenses to persons who are not affiliated persons of the Applicants in connection with the independent sale of Qualifying Assets under Condition 3. Further, the Registered Fund will not knowingly sell any Qualifying Assets to the issuer of such securities and the transaction will not involve an arrangement involving the buyer or intermediary in order to assist or accommodate the Applicants in completing the Proposed Transactions under the Order.
24

7.	The Registered Fund and the BDC shall maintain records demonstrating satisfaction of each of the foregoing Conditions in the manner and for the periods set forth in Rule 17a-7(g) under the 1940 Act.
IV.	Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

c/o Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
Attention: Howard M. Levkowitz

The Applicants further state that all written or oral communications concerning this Application should be directed to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Attention: Michael K. Hoffman, Esq.

(212) 735-3406

(917) 777-3406 (fax)

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by Howard M. Levkowitz as President and Director, Chief Executive Officer and Director, or Managing Partner, as applicable, of each Applicant pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws or Certificate of Formation and Limited Liability Company Agreement or Certificate of Formation

25

and Limited Partnership Agreement of each Applicant, as applicable. Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

V.	Request for Order of Exemption

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 6(c), 17(b) and 57(c) of the 1940 Act granting Applicants the relief sought by the Application.

26

Dated: July 11, 2014

TENNENBAUM OPPORTUNITIES FUND V, LLC

By: /s/ Howard M. Levkowitz
      Name: Howard M. Levkowitz
      Title:   President and Director

TENNENBAUM OPPORTUNITIES PARTNERS V, LP

By: /s/ Howard M. Levkowitz
      Name: Howard M. Levkowitz
      Title:   President and Director

TCP CAPITAL CORP.

By: /s/ Howard M. Levkowitz
      Name: Howard M. Levkowitz
      Title:   Chief Executive Officer and Director

SPECIAL VALUE CONTINUATION PARTNERS, LP

By: /s/ Howard M. Levkowitz
      Name: Howard M. Levkowitz
      Title:   Chief Executive Officer and Director

TENNENBAUM CAPITAL PARTNERS, LLC

By: /s/ Howard M. Levkowitz
      Name: Howard M. Levkowitz
      Title:   Managing Director

27

EXHIBIT A

Verification

The undersigned states that he has duly executed the attached exemptive application dated July 11, 2014 for and on behalf of TCP Capital Corp.; that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he has duly executed the attached exemptive application for and on behalf of Tennenbaum Opportunities Fund V, LLC, Tennenbaum Opportunities Partners V, LP, TCP Capital Corp., Special Value Continuation Partners, LP, and Tennenbaum Capital Partners, LLC, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Howard M. Levkowitz

Name: Howard M. Levkowitz

Date: July 11, 2014

28